March 19, 2019

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Heather Clark
Division of Corporation Finance
Office of Transportation and Leisure

Re:	Lions Gate Entertainment Corp.
Form 10-K for the Fiscal Year Ended March 31, 2018
Form 8-K furnished February 7, 2019
File No. 001-14880

Ladies and Gentlemen:

We respectfully submit below the responses of Lions Gate Entertainment Corp., a British Columbia, Canada corporation (“Lions Gate,” “Lionsgate,” “the Company,” “we,” “us,” or “our”), to the comments of the United States Securities and Exchange Commission staff (the “Staff”) regarding our Annual Report on Form 10-K for the fiscal year ended March 31, 2018 (the “2018 10-K”), and our Current Report on Form 8-K furnished February 7, 2019 contained in your letter dated March 13, 2019. For your convenience, we have included your original comments, each immediately followed by Lions Gate’s response.

Form 10-K for the Fiscal Year Ended March 31, 2018

Management's Discussion and Analysis
Results of Operations, page 57

Comment 1:    We note your disclosure that for fiscal year 2018, pretax income is composed of $972.8 million of international income and $824.1 million of loss from the United States. In light of the fact that Note 15 reflects the majority of revenue is derived in the U.S. with a minimal amount in Canada, and 17% in other foreign countries, please tell us, and consider expanding your disclosure in MD&A to discuss the nature of the foreign operations generating this significant amount of income.

Response:

While Note 15 discloses that operating revenues are primarily generated in the United States (the “U.S.”), the U.S. pre-tax losses and international pre-tax income presented in Note 13 were primarily driven by non-operating, intercompany items resulting from our internal capital structure. Our capital structure generally provides foreign affiliate dividends to our Canadian parent company (i.e., Lionsgate) and interest-related tax deductions to our U.S. companies. The larger amount of dividends and interest in fiscal year 2018 compared to prior fiscal years was attributable to our internal capital restructuring in connection with our third party debt refinancing, which resulted in accelerated dividends and interest upon the early repayment of our intercompany debt.

We note that the disclosures of the above items were incorporated into the tax section of our MD&A discussion of the 2018 10-K, which was primarily focused on explaining the key components and drivers of our consolidated income tax benefit. Our MD&A discussion describes that our income tax benefit was driven by “…the mix of our pre-tax income (loss) generated across the various jurisdictions in which we operate and the tax deductions generated by our capital structure, which includes a favorable permanent book-tax difference in our Canadian jurisdiction for certain foreign affiliate dividends”. We also describe that our income tax benefit included “…a benefit of $162.3 million primarily for foreign affiliate dividends resulting from an internal capital restructuring in connection with our third party debt refinancing.”

In order to further clarify how our international pre-tax income is generated, we will expand the discussion under the table disclosing our pre-tax income in Note 13 in future filings to indicate that our international pre-tax income is significantly impacted by these foreign affiliate dividends related to our internal capital structure. We do not believe further discussion of our foreign operations is needed in our MD&A since, as noted above, the impact on our financial statements of our internal capital structure is discussed in the "Income Tax Benefit" section on page 63 of the MD&A in our 2018 10-K.

Note 5 - Investments

Comment 2:    We note your disclosure on page F-22 that you recorded $47.8 million of losses related to “other” equity method investees. Please tell us how you assessed the guidance in Rule 4-08(g) in disclosing summarized financial information of equity method investees that meet the significance threshold in Rule 1-02(w). In this regard it should be noted that the significance threshold for the footnote disclosure is 10%.

Response:

We evaluated the significance of all of our “other” equity method investees individually and in the aggregate under Rule 1-02(w). One of our “other” equity method investees met the significance level under the income test at just over 10%. Accordingly, we provided summarized financial information for all of our “other” equity method investees on page F-26 of our 2018 10-K, in accordance with Rule 4-08(g), and as indicated in section 2420.3 of the Staff’s Financial Reporting Manual.

Form 8-K furnished February 7, 2019

Exhibit 99.1, page 1

Comment 3:     To avoid placing undue prominence on Adjusted OIBDA, a non-GAAP measure, your header on the first page of your earnings release should include a presentation of the most comparable GAAP measure in a location with equal or greater prominence. Please review the guidance in our Compliance and Disclosure Interpretations updated April 4, 2018, specifically question 102.10, when preparing your next earnings release. Reference is made to Item 2.02, Instruction 2, of Form 8-K and the requirements of paragraph (e)(1)(i) of Item 10 of Regulation S-K. Your presentation of Free Cash Flow should be similarly revised.

Response:

In future earnings releases, when presenting non-GAAP measures, such as Adjusted OIBDA and Free Cash Flow, we will present the most directly comparable GAAP measure in a location with equal or greater prominence, in accordance with the guidance in question 102.10 of the Compliance and Disclosure Interpretations updated April 4, 2018, and the requirements of paragraph (e)(1)(i) of Item 10 of Regulation S-K, as referenced in Item 2.02, Instruction 2, of Form 8-K.

Comment 4:     We note that your reconciliation of free cash flow includes adjustments for the net change in production loans, shareholder litigation charges, and interest paid. Since free cash flow is typically calculated as cash flow from operations adjusted by capital expenditures and your definition of free cash flow differs from the typical definition per Question 102.07 of the C&DIs on non-GAAP measures updated April 4, 2018, please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated.

Response:

In future earnings releases, we will revise the title of our non-GAAP measure, Free Cash Flow, to "Adjusted Free Cash Flow" or similar title in order to clarify that our definition of the non-GAAP measure differs from free cash flow as typically defined, per question 102.07 of the Compliance and Disclosure Interpretations updated April 4, 2018.

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We hope that this letter has been helpful and responsive to your requests. If you have any questions or comments to these responses, please contact me directly at 310-255-5159.

Sincerely,

/s/ James W. Barge
James W. Barge
Chief Financial Officer